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VIA EDGAR AND FEDEX DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jennifer Angelini

Asia Timmons-Pierce

Re:	Rivian Automotive, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 22, 2021

File No. 333-259992

Ladies and Gentlemen:

On behalf of Rivian Automotive, Inc., a Delaware corporation (the “Company”), we are providing this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 29, 2021 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1, as filed on October 22, 2021 (“Amendment No. 1”).

This letter is being submitted together with the Amendment No. 2 to the Company’s Registration Statement on Form S-1 (“Amendment No. 2”), which reflects certain revisions to Amendment No. 1 in response to the Comment Letter as well as certain other changes. For your convenience, we are supplementally providing you with a copy of Amendment No. 2, marked to show changes from Amendment No. 1, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2 and all references to page numbers in such responses are to page numbers in Amendment No. 2.

November 1, 2021

Amendment No. 1 to Registration Statement on Form S-1

General

1.

We note press reports of a recent fire in your battery assembly area. Please tell us how this incident impacts your production. If material, please include appropriate risk factor disclosure related to this incident.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 32 of Amendment No. 2. The Company further advises the Staff that on October 26, 2021, the Company had a minor thermal runaway event in its battery module line at the Normal Factory. The event occurred during a manual intervention by a Controls Engineer and was contained to one sub-module and only one station in the battery cell. The event was quickly contained, resulted in no injuries or equipment damage and did not result in any production delays, as the battery module line was back in service the following morning.

Summary, page 1

2.

Please revise to provide additional information regarding vehicle production and delivery. In this regard, we note that the current capacity of your Normal Factory is stated to be 150,000 vehicles, while you have produced 56 R1Ts to date and expect to produce 10 EDVs and commence production of R1Ss in December 2021. Please address the following items:

•	Provide information as to the ramping-up of vehicle production at the Normal Factory, including your estimate as to when you expect to reach capacity production;

•	Describe how production will be allocated among your three vehicle models, including whether consumer and commercial vehicles will be manufactured in tandem or one prioritized over the other;

•	Also describe the status of battery production at the Normal Factory, both the current production and expected full-capacity production;

•	Describe how many R1Ts, R1Ss, and EDVs you expect to produce and deliver within 2021;

•	Disclose when you expect to deliver your preorders; and

•	Disclose whether you have delivered any vehicles to third-party customers, as opposed to Rivian employees; if none, provide your estimate as to when third-party deliveries will commence.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 2, 5, 87, 108, 112 and 128 of Amendment No. 2.

Summary Consolidated Financial and Other Data, page 18

3.

We refer to footnote (2) at the bottom of page 18 which describes the adjustments for arriving at pro forma net loss per share attributable to common stockholders, basic and diluted, and pro forma weighted-average shares of common stock outstanding, basic and diluted. Given the number of items included in your pro forma net loss and pro forma weighted-average share calculations, please revise to include a reconciliation of each of the component and provide the respective amounts used to calculate pro forma net loss per share. Similarly, provide a reconciliation to show how pro forma weighted-average shares of common stock outstanding, basis and diluted were calculated. Your footnote should clearly explain the assumptions involved, if any.

November 1, 2021

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 19, 20 and 85 of Amendment No. 2.

4.

We refer you to footnote (1) on page 19 relating to the items being reflected in the pro forma column in the consolidated balance sheet data table. Given the number of items included in the footnote, please provide a detailed explanation of each component comprising the Transactions, 2026 Notes and stock-based compensation for RSU and options, and include their respective amounts. Your footnote should clearly explain the assumptions involved, if any.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 20 and 21 of Amendment No. 2.

Dilution, page 77

5.	Please revise to show your calculations of how you arrived at pro forma and pro forma as adjusted net tangible book value and their respective per share amounts.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 81 of the Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview of Our Business, page 81

6.

Please revise to include a discussion of any known material events that are reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. In this regard, include a quantified discussion of the additional amount of share-based compensation expense related to your stock options and RSUs that will be recorded upon effectiveness of this offering and in the future periods, which has not been reflected in your historical financial statements. Refer to Item 303(a) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 88 and 103 of Amendment No. 2.

Our Climate Commitment

Forever, page 135

7.

We note your disclosure that Forever will be comprised of two separate entities: a 501(c)(4) social welfare organization and a non-operating foundation. Please revise to discuss the governing structure of the entities. Please disclose how these entities will be managed and identity the natural persons who will control such entities and how such persons will be selected. Please disclose any relationship between the management of these entities and Rivian. Discuss the relationship between Forever and your planet and policy committee, if any. Disclose the risks relating to potential conflicts of interest between your business and the entities. Please further revise to discuss how each of the entities comprising Forever will be funded beyond your initial equity contribution. Please tell us whether your 1% pledge is a part of the Pledge 1% campaign. If so, please disclose your affiliation with the campaign.

November 1, 2021

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 144 and 145 of Amendment No. 2. The Company further advises the Staff that any similarity between the size of the Company’s equity contribution to Forever by Rivian, Inc. and the Pledge 1% campaign is not intended. The Company does not have any affiliation with the Pledge 1% campaign.

Certain Relationships and Related Party Transactions

Transactions with Amazon.com NV Investment Holdings LLC and its affiliates, page 173

8.

We note your disclosure regarding the sale of 100,000 “vehicles” to Amazon. Please more clearly disclose the products being purchased under your agreements with Amazon. Please more fully describe your service obligations under your agreements with Amazon.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 186 and 187 of Amendment No. 2.

Condensed Consolidated Financial Statements (unaudited) for the Six Months Ended June 30, 2020 and June 30, 2021

Notes to the Condensed Consolidated Financial Statements

Subsequent Events, page F-45

9.

Please revise your subsequent events footnote to quantify the financial statement impact of any awards granted after balance sheet date. In this regard, we note from your disclosures on page 16 in the prospectus summary section stock options for 465,000 shares of Class A common stock were granted and RSUs for 11,430,137 shares of Class A common stock were issued subsequent to June 30, 2021.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-45 of Amendment No. 2.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese
Tad J. Freese, Esq. of LATHAM & WATKINS LLP

cc:	Robert J. Scaringe, Chief Executive Officer, Rivian Automotive, Inc.

Claire McDonough, Chief Financial Officer, Rivian Automotive, Inc.

Neil Sitron, Esq., General Counsel, Rivian Automotive, Inc.

Marc D. Jaffe, Esq., Latham & Watkins LLP

November 1, 2021

Alison A. Haggerty, Esq., Latham & Watkins LLP

David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Ryan J. Dzierniejko, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

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